U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               ORACLE CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[CTW INVESTMENT GROUP HAS POSTED THE FOLLOWING TWEETS WITH LINKS TO ARTICLES THAT ARE REPRINTED AFTER EACH TWEET SHOWN HERE.]



CtW Investment Group ?@CtWInvGrp15 Oct
Oracle headed for executive pay showdown - http://FT.com http://on.ft.com/H0t19W via @FT

Financial Times (http://www.ft.com/intl/cms/s/0/f44edb66-35e7-11e3-952b-
00144feab7de.html?siteedition=intl#axzz2hp4EALHv)

ORACLE HEADED FOR EXECUTIVE PAY SHOWDOWN
By Richard Waters in San Francisco
October 16, 2013 1:45 am

Oracle looks to be headed for a showdown with shareholders at its annual meeting on October 31, after two influential investor advisory firms on Tuesday recommended a protest vote against the company.

ISS and Glass Lewis, which advise institutional investors how to vote their stock at company meetings, called on investors to withhold for a number of directors over the company's pay practices, among other issues.

The recommendations followed Oracle's claim, in a proxy statement ahead of the meeting, that "significant changes to our executive compensation program were not warranted". That is despite a majority of shareholders at last year's annual meeting voting against its pay practices, largely due to high stock option awards made to chief executive Larry Ellison.

ISS called on investors to reject all seven of Oracle's independent directors, along with chairman Jeff Henley, while voting to reappoint the three executives on the board -Mr Ellison and presidents Safra Catz and Mark Hurd. Glass Lewis, meanwhile, called for the rejection of five directors, including Ms Catz.

Both firms also recommended shareholders vote against the company's pay practices, though such votes are not binding.

Mr Ellison, who owns 25 per cent of Oracle's stock, has received annual compensation averaging $84m in each of the past three years, based on the valuation of options handed him by the company.

_________________________________________________________________________


CtW Investment Group ?@CtWInvGrp15 Oct
RT @RossReutersGuy: Advisors recommend votes against $ORCL board over pay http://reut.rs/17Hszmi via @reuters #corpgov #execpay
Collapse

http://www.reuters.com/article/2013/10/15/oracle-proxy-
idUSL1N0I51RJ20131015

UPDATE 1-ADVISORS RECOMMEND VOTES AGAINST ORACLE BOARD OVER PAY

Tue Oct 15, 2013 4:49pm EDT
By Ross Kerber

Oct 15 (Reuters) - Top proxy advisors recommended votes against key directors of software maker Oracle Corp, citing concerns over executive pay.

The recommendations promise to stir up a debate over compensation at the company's annual meeting scheduled for the end of this month.

Institutional Shareholder Services, the largest advisor for institutional investors, recommended "withhold" votes for eight of Oracle's 11 board members in a report released on Tuesday. It also suggested an advisory vote "against" the company's executive pay.

ISS said it recommended withholding the votes against the board members "for failing to provide effective oversight of management on behalf of shareholders" in areas like executive pay practices. Last year, the company's pay for top executives won support from just 41 percent of votes cast, and the company's compensation committee did not respond adequately, according to ISS.

In addition on Tuesday, rival proxy advisor Glass, Lewis & Co released a report that recommended "withhold" votes against five Oracle directors, also citing pay concerns in some cases, and recommended votes "against" the company's executive pay.

A third advisor, Egan-Jones Proxy Services, recommended votes "for" all directors but "against" Oracle's executive pay.

CtW Investment Group, which advises union-affiliated pension funds, has also criticized the company's pay practices and opposed the re-election of compensation committee members.

Citing today's ISS report, CtW Executive Director Dieter Waizenegger said in a statement that "it is clear the board is risking a shareholder revolt at its annual meeting if it doesn't start listening to the company's public owners."

Oracle spokeswoman Deborah Hellinger declined to comment.

Oracle General Counsel Dorian Daley wrote to CtW on Oct. 1, noting last year's pay vote was only advisory and defending the pay of executives like Oracle Chief Executive Larry Ellison, who receives a salary of $1 per year and declined to take a bonus in the most recent fiscal year. ISS calculated that, including stock options, Ellison's total pay was $76.4 million last year.

Both ISS and Glass, Lewis recommended votes "for" Ellison to continue as a director of the company, as did Egan-Jones.

Oracle's annual meeting is scheduled for Oct. 31. ISS is a unit of MSCI Inc.

____________________________________________________________________________


CtW Investment Group ?@CtWInvGrp15 Oct
2nd proxy adviser against Oracle Directors over pay http://ow.ly/pQGqQ #corpgov #execpay -see our investor letter http://ow.ly/pQGzS http://online.wsj.com/news/articles/
SB10001424052702304106704579137231564834444

ORACLE FACES INCREASED PRESSURE ON PAY
Recommendations Follow Months of Investor Dissatisfaction Over Years of High Pay for Larry Ellison

By JOANN S. LUBLIN
Updated Oct. 15, 2013 5:56 p.m. ET

Institutional Shareholder Services, the biggest U.S. proxy adviser, said Oracle Corp.ORCL -0.07% investors should vote against nearly the entire board and reject changes the company is seeking to its stock compensation plan in protest of what ISS considers excessive pay.

ISS also is advising shareholders to vote against the company's executive-pay practices in a nonbinding "say on pay" referendum at Oracle's Oct. 31 annual meeting.

Glass Lewis & Co., another big proxy adviser, took the same stance on the say-on-pay vote but backed the defeat of just five of Oracle's 11 directors.

[PHOTOGRAPH OF LARRY ELLISON]
Larry Ellison

The recommendations follow months of dissatisfaction among mainstream investors over years of high pay for Chief ExecutiveLarry Ellison that may produce a showdown at this month's meeting.

Some shareholders complain that Mr. Ellison, who founded the software company and beneficially owns about 25% of the company's shares, continues to receive tens of millions of dollars of stock options every year -even when Oracle's performance has been mixed.

Oracle lost a majority of the vote on its say-on-pay referendum last year, but didn't make pay changes sought by critics.

An Oracle spokeswoman declined to comment on the ISS and Glass Lewis reports.

Earlier this month, Oracle General Counsel Dorian Daley defended Mr. Ellison's compensation, calling him "an extremely valuable asset" whose "pay package is appropriate under the circumstances."

Oracle has shaken off such criticism in the past, and it isn't clear that the current round will have much more effect because Mr. Ellison owns such a large stake. In chats with investors, Oracle directors have defended his pay package and will continue to press their case with shareholders ahead of the annual meeting, one person familiar with the situation said.

ISS recommended a no vote on Oracle's say-on-pay referendum last year. Opponents included asset managers Vanguard Group Inc. and BlackRock Inc. BLK +1.48%

Oracle directors last month expressed disappointment that investors rejected its pay practices last year. The board decided "that significant changes to our executive compensation program were not warranted," the latest proxy said.

Mr. Ellison receives a $1 salary and turned down a bonus of $1.2 million for the past fiscal year because Oracle's growth missed goals, the proxy said.

CtW Investment Group, an arm of labor federation Change to Win, whose members' pension funds own an estimated six million Oracle shares, is waging a shareholder campaign against the re-election of the Oracle board's three-member compensation committee this month.

The ISS report increases the likelihood that those three directors will be defeated, said Dieter Waizenegger, CtW Investment's executive director. In an interview Tuesday, he expressed hope that the pay panel would resign.

Mr. Daley defended Mr. Ellison in a letter to CtW, which Oracle disclosed Oct. 2. The letter said the group's criticisms were ill-founded and that the bulk of Mr. Ellison's pay is in option grants that don't pay off if Oracle's stock flatlines.

In a sign of frustration with Oracle, ISS is recommending shareholders vote against its seven independent board members for failing to tie pay closer to performance. ISS rarely opposes the re-election of all outside directors.

The proxy adviser also urged the defeat of Executive Chairman Jeffrey O. Henley, a former Oracle finance chief, and it endorsed "a policy to appoint an independent board chairman.''

ISS only recommended yes votes for Mr. Ellison and presidents Safra Catz and Mark Hurd. Ms. Catz also is chief financial officer. However, Ms. Catz was among the directors whose re-election Glass Lewis opposes due to her CFO role. A finance chief should be "reporting to and not serving on the board," the rival proxy adviser said in its report.

______________________________________________________________________________


CtW Investment Group ?@CtWInvGrp15 Oct
Leading proxy advisory firm opposes #Ellison pay and #Oracle directors - http://ow.ly/pQ9Z6 #corpgov #execpay

http://ctwinvestmentgroup.com/2013/10/iss-advises-shareholders-vote-oracle-
directors-ellisons-pay/ [the link here is to our press release]


ISS ADVISES SHAREHOLDERS VOTE AGAINST ORACLEW DIRECTORS OVER ELLISON'S PAY

FOR IMMEDIATE RELEASE
CONTACT: Michael Pryce-Jones (202) 262-7437


ISS ADVISES SHAREHOLDERS VOTE AGAINST ORACLEW DIRECTORS OVER ELLISON'S PAY Recommendation Follows CtW Investment Groups' Opposition to Board Members and Say on Pay

WASHINGTON, D.C.-Leading independent proxy advisor, Institutional Shareholder Services (ISS), is opposing the re-election of Oracle (NASDAQ: ORCL) directors Bruce Chizen, George Conrades and Naomi Seligman, members of the board's Compensation Committee, because of their collective "failure to address long-standing investors concerns about executive compensation."

The recommendation comes a week after the CtW Investment Group called on fellow investors to vote against the three directors at the company's October 31st, shareholder meeting in Redwood City, CA, over their refusal to reform CEO Larry Ellison's exorbitant pay package in the face of overwhelming shareholder opposition to last year's say-on-pay.

"With ISS's recommendation, it is clear the board is risking a shareholder revolt at its annual meeting if it doesn't start listening to the company's public owners," said Dieter Waizenegger, Executive Director of the CtW Investment Group.

"Oracle may end Halloween with "zombie directors" who fail to win majority support for their re-election, in which case the only respectable cause of action would be for them to resign," he added.

In its October 14 report, ISS also recommend votes against all of the independent directors and Chairman Jeffery Henley for the board's ineffective oversight of management. This was evidenced, the report states "by the company's persistent compensation concerns, its failure to adequately respond to overwhelming opposition to its say-on-pay resolution and high withhold votes from Compensation Committee members [last year], and its tolerance of excessive and risky pledging of stock by executives."

In last week's letter to shareholders, the CtW Investment Group blasted the board over its refusal to make significant changes to its use of mega-stock option grants to pay CEO and founder Larry Ellison after 86% of non-insider shareholders rejected Oracle's say-on pay resolution last year. Before launching a "Vote No" initiative against members of the Compensation Committee, the Investment Group urged the company to appoint a new director to oversee the realignment of pay and performance, including the use of performance vesting equity awards in place of stock options.

Highlighting the company's extraordinarily top heavy compensation culture and the importance of human capital management at Oracle, the Investment Group also asked Oracle to begin disclosure its CEO-to-median-employee pay.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial Oracle shareholders.

# # #

** NOTE: Please contact CtW Investment Group Senior Corporate Governance Analyst Michael Pryce-Jones at (202) 262-7437 or michael.pryce-jones@changetowin.org; or visit www.ctwinvestmentgroup.com, for additional information. **